

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Mark Radom
General Counsel
Connexa Sports Technologies Inc.
2709 N. Rolling Road
Suite 138
Windsor Mill, MD 21244

   Re: Connexa Sports Technologies Inc.
    Registration Statement on Form S-1
    Filed on November 8, 2023
    File No. 333-275407

Dear Mark Radom:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sarah Sidwell at 202-551-4733 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Steven Lipstein